Exhibit 3.1

Amendment to

Restated Bylaws of Pulmatrix, Inc.

Pursuant to Article SEVENTH of the Amended and Restated Certificate of Incorporation, as amended, of Pulmatrix, Inc., a Delaware corporation (the “Corporation”), Article X of the Restated Bylaws (as amended heretofore, the “Bylaws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the Bylaws of the Corporation are hereby amended as follows:

Section 4 of Article I (Quorum) is hereby deleted in its entirety and replace with the following Bylaw:

“Section 4. Quorum. At any meeting of the stockholders, the holders of one-third of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by rules of any stock exchange upon which the Corporation’s securities are listed. Where a separate vote by a class or classes is required, one-third of the voting power of the shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.”

IN WITNESS WHEREOF, this Amendment to the Restated Bylaws of Pulmatrix, Inc. is executed on April 28, 2022.

/s/ Michelle Siegert

Name:	Michelle Siegert
Title:	Corporate Secretary